

Mail Stop 3561

February 23, 2009

Richard Rosenblum
Chief Executive Officer
Boxwoods, Inc.
850 Third Avenue, Suite 1801
New York, NY 10022

Re: Boxwoods, Inc.
Form 10-KSB for Fiscal Year Ended November 30, 2007
Filed February 14, 2008
File No. 333-132107

Dear Mr. Rosenblum:

We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Boxwoods, Inc.
      Facsimile (646) 218-1401